SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (RULE 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)*

                                 Endesa, S.A.
-------------------------------------------------------------------------------
                               (Name of Issuer)

              American Depositary Shares, each representing the
                     right to receive one ordinary share,
                    nominal value (euro)1.20 each Ordinary
                    Shares, nominal value (euro)1.20 each
                        (Title of Class of Securities)
-------------------------------------------------------------------------------

                                  00029274F1
-------------------------------------------------------------------------------
                                (CUSIP Number)

                           ENEL Societa per Azioni
                         Viale Regina Margherita 137
                                  00198 Rome
                                    Italy
                  Attention: Department of Corporate Affairs
                               +39 06830 52783

                                   Copy to:

                               Michael Wolfson
                        Simpson Thacher & Bartlett LLP
                             One Ropemaker Street
                               London EC2Y 9HU
                             +44 (0)207 275 6500
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                April 2, 2007
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 00029274F1

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ENEL Societa per Azioni

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

*ENEL Societa per Azioni and Enel Energy Europe Societa a Responsabilita Limitata, which is a wholly owned subsidiary of ENEL S.p.A., share voting and dispositive power for 105,800,000 ordinary shares, nominal value (euro)1.20 each and may be deemed to hold 158,601,597 ordinary shares due to certain swap arrangements entered into with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as described in this statement on Schedule 13D, are members of a group and have jointly filed this statement on Schedule 13D. ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D. In addition, ENEL
S.p.A. and Enel Energy Europe S.r.L., and Acciona, S.A. and Finanzas Dos, S.A. may be deemed to be part of a group with E.ON Aktiengesellschaft and Caja de Ahorros y Monte de Piedad de Madrid as a result of the Settlement Agreement described in Item 4 of this statement on Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A., E.ON Aktiengesellschaft or Caja de Ahorros y Monte de
Piedad de Madrid for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe
S.r.L. expressly disclaim such beneficial ownership.
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    105,800,000**
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    105,800,000 ordinary shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597*** ordinary shares underlying the share swap transactions with UBS Limited and Mediobanca -
                    Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** shares in the aggregate**

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,800,000 ordinary shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597*** ordinary shares underlying the share swap transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** ordinary shares in the aggregate**

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%**** shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%*** underlying the share swap transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%*** in the aggregate **

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

   **Does not include 222,714,523 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 14 to the statement on Schedule 13D filed on March 26, 2007 by Acciona, S.A.
     and Finanzas Dos, S.A., of which (a) 10,964,099 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A. Also does not include 105,076,259 shares owned by Caja de
     Ahorros y Monte de Piedad de Madrid subject to an equity swap arrangement with E.ON Aktiengesellschaft as described in Amendment No. 2 to the statement on Schedule 13D filed on March 28, 2007 by Caja de Ahorros y Monte de Piedad de Madrid. Neither the filing of this statement on
     Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A., E.ON Aktiengesellschaft or Caja de Ahorros y Monte de Piedad de Madrid for purposes of Section 13(d) of the U.S. Securities Exchange
     Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

  ***158,601,597 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A.
     are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such ordinary shares for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, as a result of the share swap transactions described in
     Item 6. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the U.S. Securities
     Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

 ****Based on 1,058,752,117 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comision Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this statement on Schedule 13D.

                                 SCHEDULE 13D

CUSIP No. 00029274F1

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Enel Energy Europe Societa a Responsabilita Limitata

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

*ENEL Societa per Azioni and Enel Energy Europe Societa a Responsabilita Limitata, which is a wholly owned subsidiary of ENEL S.p.A., share voting and dispositive power for 105,800,000 ordinary shares, nominal value (euro)1.20 each and may be deemed to hold 158,601,597 ordinary shares due to certain swap arrangements entered into with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as described in this statement on Schedule 13D, are members of a group and have jointly filed this statement on Schedule 13D. ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D. In addition, ENEL S.p.A. and Enel Energy Europe S.r.L., and Acciona, S.A. and Finanzas Dos, S.A. may be deemed to be part of a group with E.ON Aktiengesellschaft and Caja de Ahorros y Monte de Piedad de Madrid as a result of the Settlement Agreement described in Item 4 of this statement on Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A., E.ON Aktiengesellschaft or Caja de Ahorros y Monte de Piedad de Madrid for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    105,800,000**
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    105,800,000 ordinary shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597*** ordinary shares underlying the share swap transactions with UBS Limited and Mediobanca -
                    Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** shares in the aggregate**

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,800,000 ordinary shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597*** ordinary shares underlying the share swap transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** ordinary shares in the aggregate**

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%**** shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%*** underlying the share swap transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%*** in the aggregate**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

   **Does not include 222,714,523 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 14 to the statement on Schedule 13D filed on March 26, 2007 by Acciona, S.A.
     and Finanzas Dos, S.A., of which (a) 10,964,099 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A. Also does not include 105,076,259 shares owned by Caja de
     Ahorros y Monte de Piedad de Madrid subject to an equity swap arrangement with E.ON Aktiengesellschaft as described in Amendment No. 2 to the statement on Schedule 13D filed on March 28, 2007 by Caja de Ahorros y Monte de Piedad de Madrid. Neither the filing of this statement on
     Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A., E.ON Aktiengesellschaft or Caja de Ahorros y Monte de Piedad de Madrid for purposes of Section 13(d) of the U.S. Securities Exchange
     Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

  ***158,601,597 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A.
     are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such ordinary shares for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, as a result of the share swap transactions described in
     Item 6. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the U.S. Securities
     Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

 ****Based on 1,058,752,117 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comision Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this statement on Schedule 13D.

     This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D (as previously amended from time to time, the "Schedule 13D") filed by ENEL Societa per Azioni ("ENEL") and Enel Energy Europe Societa a Responsabilita Limitata ("EEE" and together with ENEL, the "Reporting Persons"), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value (euro)1.20 each (a "Share"), and the American Depositary Shares (the "ADSs"), each representing the right to receive one Share of Endesa, S.A. ("Endesa" or the "Issuer"). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 6 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person's investment in Endesa, in particular as reflected in an agreement among the Reporting Persons, Acciona and E.ON regarding Endesa.

  Item 4. Purpose of Transaction.

     Item 4 is hereby amended to add the following supplemental information:

     Settlement Agreement

     On April 2, 2007, E.ON, ENEL and Acciona entered into an agreement (the "Settlement Agreement") to settle their conflicts and to agree on certain matters relating to Endesa. A copy of the Settlement Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

     On April 2, 2007, ENEL issued a press release announcing the execution of the Settlement Agreement. The press release is attached hereto as Exhibit
99.26 and is incorporated herein by reference.

     On April 2, 2007, ENEL filed with the CNMV a current report (hecho relevante) regarding the Settlement Agreement and attaching a Spanish translation of the Settlement Agreement. This current report, in its original English and Spanish form, is attached as Exhibit 99.27 hereto and incorporated herein by reference. All current reports filed by ENEL and other reporting persons with the CNMV are available on the internet at www.cnmv.es.

     The attached current report is a document that was issued outside the United States pursuant to the facilities of the CNMV. Neither the attached current report nor the attached press release is an announcement or extension of a tender offer in the United States or in any other jurisdiction, nor can there be any assurance that any tender offer will be announced, proposed or made with respect to the Shares or the ADSs. If a tender offer were made to United States holders of Shares or ADSs, it is expected that it would be extended in the United States only in compliance with the procedural and filing requirements of tender offer rules and regulations under the United States federal securities laws, except insofar as an exemption or other relief is obtained therefrom.

     Also, on April 2, 2007, and in connection with the execution of the Settlement Agreement, the Reporting Persons and Acciona entered into an amendment to the Cooperation Agreement. An English translation of the amendment is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

  Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended to add the following supplemental information:

     Item 4 of this Amendment No. 6 is incorporated herein by reference. As previously disclosed, the Reporting Persons may be deemed to beneficially own 264,401,597 Shares (representing approximately 24.98% of the outstanding Shares), of which (a) 105,800,000 Shares are held by the Reporting Persons and
(b) 158,601,597 Shares are underlying certain swap arrangements entered into by the Reporting Persons with UBS Limited and Mediobanca as to which the Reporting Persons disclaims beneficial ownership, as described in the Schedule 13D. By virtue of the Settlement Agreement, the Reporting

Persons and Acciona may be deemed to have become members of a group with E.ON with respect to the Shares that are or may be deemed to be currently beneficially owned by E.ON and thus may be deemed to beneficially own any Shares and/or ADSs that are or may be currently beneficially owned by E.ON. Amendment No. 24 to E.ON's tender offer statement on Schedule TO filed with the SEC on March 27, 2007 contains additional information as to an equity swap transaction E.ON has entered into with Caja Madrid relating to 105,076,259 Shares, representing approximately 9.9% of the outstanding ordinary shares of Endesa.

     This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares held by Acciona, E.ON or Caja Madrid for purposes of
Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended to add the following supplemental information:

     Items 4 and 5 of this Amendment No. 6 are hereby incorporated herein by reference.

  Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented by adding the following thereto:

      10.2 Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 regarding the settlement of their conflicts and certain other matters relating to Endesa, S.A. incorporated herein by reference to Exhibit 10.17 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

      10.3 English translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A., by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. incorporated herein by reference to Exhibit
           10.18 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

     99.26 Joint press release of ENEL S.p.A. and Acciona, S.A. announcing the Settlement Agreement, dated April 2, 2007 incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

     99.27 Current report filed on April 2, 2007 by ENEL S.p.A. with the Spanish Comision Nacional del Mercado de Valores - CNMV regarding the Settlement Agreement between ENEL S.p.A., Acciona, S.A. and E.ON AG dated April 2, 2007.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2007

                                       ENEL Societa per Azioni


                                       By: /s/ Fulvio Conti
                                          -------------------------------------
                                           Name:   Fulvio Conti
                                           Title:  Chief Executive Officer


                                       Enel Energy Europe Societa a
                                         Responsabilita Limitata


                                       By: /s/ Claudio Machetti
                                          -------------------------------------
                                           Name:   Claudio Machetti
                                           Title:  Director

                               INDEX OF EXHIBITS

Exhibit   Description
-------   -----------
10.1. English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit
          10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007.

10.2. Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 regarding the settlement of their conflicts and certain other matters relating to Endesa, S.A. incorporated herein by reference to Exhibit 10.17 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

10.3. English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A., by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. incorporated herein by reference to Exhibit
          10.18 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.1. Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.(1)

99.2. Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.(1)

99.3. Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.(1)

99.4. Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.(1)

99.5.     Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca
          - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A. (1)

99.6. Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.(1)

99.7.     Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca
          - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito

          Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.(1)

99.8.     International Swaps & Derivatives Association, Inc. Master
          Agreement.(1)

99.9. Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.(1)

99.10. Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.(1)

99.11. Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.

99.12. Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.13. Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.14. Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.15. Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.16. Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.(2)

99.17. Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.(2)

99.18. Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.

99.19. Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.(3)

99.20. English translation of press release by ENEL S.p.A. dated March 23, 2007 regarding the negotiations of ENEL S.p.A. with Acciona, S.A.(4)

99.21. Press release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.(5)

99.22. Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comision Nacional del Mercado de Valores - CNMV regarding the Cooperation Agreement attached as Exhibit 10.1 hereto.(5)

99.23. Resolution of the Spanish Comision Nacional del Mercado de Valores - CNMV dated March 23, 2007 and English translation thereof.(6)

99.24. English translation of the communication of the Spanish Comision Nacional del Mercado de Valores - CNMV regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007.(6)

99.25. Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwolfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446).(6)

99.26. Joint press release of ENEL S.p.A. and Acciona, S.A. announcing the Settlement Agreement, dated April 2, 2007 incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.27. Current report filed on April 2, 2007 by ENEL S.p.A. with the Spanish Comision Nacional del Mercado de Valores - CNMV regarding the Settlement Agreement between ENEL S.p.A., Acciona, S.A. and E.ON AG dated April 2, 2007.

-------------------
(1) Previously filed with the Original Schedule 13D.
(2) Previously filed with Amendment No. 1 to the Original Schedule 13D.
(3) Previously filed with Amendment No. 2 to the Original Schedule 13D.
(4) Previously filed with Amendment No. 3 to the Original Schedule 13D.
(5) Previously filed with Amendment No. 4 to the Original Schedule 13D.
(6) Previously filed with Amendment No. 5 to the Original Schedule 13D.